UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

G/O Business Solutions, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

36298S 103
(CUSIP Number)

Branden T. Burningham, Esq.
455 East 500 South, #205
Salt Lake City, Utah 84111
Telephone: (801) 363-7411
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 16, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on-Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

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SCHEDULE.13D/A
CUSIP NO.:36298S 103
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1. NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE ENTITIES:

Sand Hills Partners, LLC EIN: 412181688

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2 . CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) X
(b)

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3. SEC USE ONLY

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4. SOURCE OF FUNDS

OO-Reorganization Transaction-See Item 3.02 of the Form 8-K filed with the SEC on August 16, 2006

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

None.

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

Sand Hills Partners, L.L.C. is a limited liability company formed under the laws of the State of Delaware, the United States of America.

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7. SOLE VOTING POWER:

20,500,744

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8.  SHARED VOTING POWER

20,500,744

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9.  SOLE DISPOSITIVE POWER

20,500,744
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10. SHARED DISPOSITIVE POWER

20,500,744

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,500,744

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12. [X] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

N/A

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.2%

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14.	TYPE OF REPORTING PERSON

Sand Hills Partners, LLC -CO

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of G/O Business Solutions, Inc., a Colorado corporation (formerly G/O International, Inc.) (the "Issuer"). The Issuer's principal executive offices are located at 14360 Sylvanfield Rd., Houston Texas 77014.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Amendment No.1 to Schedule 13D amends the Statement on Schedule 13D originally filed on March 24, 2006 by Sand Hills Partners, L.L.C., a Delaware limited liability company. (the March 24, 2005 Form 13D”)

(b) The business address of each entity and individual filing this Form 13D is 14360 Sylvanfield Rd., Houston, Texas 77014.

(c) Sand Hills Partners is co-owned and managed by its Members Messrs. John Ellis, George Jarkesy and David Strawn. The name, residence or business address, present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conducted and the citizenship of each Member are set forth in Schedule A attached hereto.

(d) During the last five years, neither Sand Hills Partners, LLC nor any of its Members have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither Sand Hills Partners LLC nor any of its Members was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) Sand Hills Partners, LLC is an entity organized under the laws of the State of Delaware, United States of America. Each of the Members is an individual and citizen of the United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In the March 24, 2006 Form 13D, SH Celera Capital Corporation reported that it possessed control over a total of 6,400,000 shares of the Issuer’s Common Stock through its ownership of 100% interest of Sand Hills General Partners, a Texas general partnership, subject to the security interest of David Klausmeyer. In connection therewith: 3,325,000 of the shares of the Issuer’s Common Stock were acquired by Sand Hills General Partners as a result of contributions to the partnership by holders of such shares in exchange for interests in the partnership. 3,075,000 of the shares of the Issuer’s Common Stock were acquired by Sand Hills General Partners in connection with the issuance of its Promissory Note in the amount of $35,000 and the assumption of a guaranty of debt totaling $643,598 of Waterbury Resources, Ltd., a subsidiary of the Company, in each case issued to the holder of such debt.

Concurrent with the formation of Sand Hills General Partners and its acquisition of the Issuers Common Stock, Sand Hills Partners LLC, a Delaware limited liability company, purchased David M. Klausmeyer's 37% interest in Sand Hills General Partners in consideration for its Promissory Note in the principal amount of $1,500,000, payable out of 37% of any proceeds derived from Sand Hills General Partners' interest in the Issuer, until a total of $1,500,000 has been paid, at which time Sand Hills Partners LLC will own 100% of such shares of the Issuer unencumbered. The Note is secured by Sand Hills Partners LLC's interest in Sand Hills General Partners and is guaranteed by Sand Hills General Partners, which guarantee is secured by the pledge of 100% of the assets of Sand Hills General Partners. As a consequence of such purchase, Sand Hills Partners LLC will exercise voting and dispositive power over such shares of Common Stock of the Issuer unless default occurs under the Partnership Interest Purchase Agreement, the Note, and the Pledge Agreement. Sand Hills Partners LLC is equally owned by John Ellis, George Jarkesy and David R. Strawn, Esq.; Messrs. Jarkesy and Strawn were principal shareholders of the Issuer prior to these transactions. Mr. Klausmeyer was also a principal stockholder of the Company prior to these transactions.

On August 16, 2006, SH Celera Capital Corporation acquired 17,300,744 shares of the Issuers Common Stock in the Reorganization Transaction between the Issuer and SH Celera Capital Corporation, which was disclosed in the Form 8-K filed with the SEC on August 16, 2006 (the "August 16, 2006 Form 8-K'), which by this reference is incorporated herein. Sand Hills Partners, LLC is the owner of 89% of the voting shares of SH Celera Capital Corporation. As a consequence, in addition to the 3,200,000 post split shares of the Issuer’s Common Stock controlled by Sand Hills Partners, LLC, through its ownership of 100% of the interests in Sand Hills General Partners, a Texas general partnership reported in the March 24, 2006 Form 13D, Sand Hills Partners, L.L.C., through its ownership of 89% of the voting shares of SH Celera Capital Corporation, possess control over an additional 17,300,744 shares of the Issuer issued to SH Celera Capital Corporation in the Reorganization Transaction.

The shares of the Issuer's Common Stock reported in this Form 13D were acquired by SH Celera Capital Corporation in connection with a Reorganization Transaction between the Issuer and SH Celera Capital Corporation, which was disclosed in the Form 8-K filed with the SEC on August 16, 2006 (the "August 16, 2006 Form 8-K'), which by this reference is incorporated herein. The source and amount of funds or other consideration is set forth in Item 3.02 of the August 16, 2006 Form 8-K.

The sources of the consideration used by SH Celera Capital Corporation to acquire it interests in the Issuer were:

(1) the assumption of up to $65,000 of the Issuer’s outstanding debt.

(2) the contribution of $50,000 in equity capital to be used as working capital.

(3) the undertaking to issue to the Issuer, for further distribution to its stockholders, determined as of the date of closing of the Reorganization Transaction, 486,053 share of SH Celera Capital Corporation’s $0.001 par value per share common stock, upon the fulfillment of certain conditions, as further described in Item 1.01(c)(3) of the August 16, 2006 Form 8-K, which by this reference is incorporated herein. See Item 1.01 of the August 16, 2006 Form 8-K.

(4) the assignment of all of SH Celera’s rights in the Assigned Retainer Agreements, as further described in Item 1.01(c)(4) of the August 16, 2006 Form 8-K, which by this reference is incorporated herein. See Item 1.01 of the August 16, 2006 Form 8-K.

(5) the mutual execution and delivery of the FA&OS Agreement, thereby agreeing to provide the Issuer with the facilities, administration and operating services necessary for us to conduct a fee based business consulting practice under our trade name “G/O Business Solutions, Inc,” as further described in Item 1.01(c)(5) of the August 16, 2006 Form 8-K, which by this reference is incorporated herein. See Item 1.01 of the August 16, 2006 Form 8-K.

ITEM 4. PURPOSE OF TRANSACTION.

The shares of the Issuer’s Common Stock acquired by Sand Hills General Partners, as reported in the March 24, 2006 Form 13D were acquired for investment purposes. The acquisition of such shares of Common Stock placed Sand Hills General Partners and Sand Hills Partners, LLC and its respective Members in control of the Issuer through the 74.5% interest, which, as reported in the March 24, 2006 form 13D, Sand Hills Partners, LLC and its Members intended to exercise in order to effect a reorganization of the Company with a private entity under their control.

The shares of the Issuer's common stock were acquired by SH Celera Capital Corporation in connection with a Reorganization Transaction between the Issuer and SH Celera Capital Corporation, which was disclosed in the August 16, 2006 Form 8-K which by this reference is incorporated herein. The purpose of the Reorganization Transaction was to: (1) acquire control of the Issuer; (2) repay existing liabilities of the Issuer and inject operating capital into the Issuer, (3) transfer an ongoing business to the Issuer, (4) establish the Issuer as a fee based service provider capable of providing business development consulting and outsource services to portfolio companies in which SH Celera Capital Corporation acquires interests, and (5) provide the Issuer with additional officers and directors and expertise and facilities necessary to undertake the business of providing fee based business development consulting and outsource services to portfolio companies of SH Celera Capital Corporation. Further details regarding the Reorganization Transaction and its purpose and the Issuer's future business, management, shareholders, amendments to its articles of incorporation and other matters and actions effected through the Reorganization Transaction are set forth in the August 16, 2006 Form 8-K, which by this reference is incorporated herein.

Other than as set forth above, neither Sand Hills Partners, LLC nor any of its Members currently has specific plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except in the ordinary course based on regular investment decisions;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that Sand Hills Partners, LLC through its Members, has recommended that the Issuer expand the number of members of its board of directors, and add independent members of the its Board of Directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Issuer’s records, following a reverse split of the Issuer's 8,650,372 shares of common stock, in the ratio of 1 for 2, which was effected August 15, 2006, the Issuer had 4,325,186 post split shares issued and outstanding. As a result of the issuance of 17,300,744 shares to SH Celera Capital Corporation in the Reorganization Transaction, the Issuer’s issued and outstanding shares of Common Stock increased to 21,625,946 shares as of August 16, 2006. At the time of the Reorganization Transaction, Sand Hills Partners, LLC, through its ownership interests in Sand Hills General Partners, owned and controlled 3,200,000 post-split shares of the Issuer. As a result of the Reorganization Transaction, and the 17,300,744 shares of the Issuer’s Common Stock, issued to SH Celera Capital Corporation, Sand Hills Partners, L.L.C., a Delaware limited liability company and its members, John Ellis, George Jarkesy and David Strawn, as a “Group”, within the meaning of Section 13(d)(3) of the 34 Act, through there ownership of Sand Hills Partners, L.L.C., possess shared voting and disposition power respecting a total of 20,500,744 shares or 94.2% of the Issuer’s Common Stock.

To the best knowledge of Sand Hills Partners, LLC and its Members, Schedule B attached hereto and incorporated herein sets forth the number and percentage of shares of the Issuer’s Common Stock beneficially owned by Sand Hills Partners, LLC and each of its Members.

(b) Sand Hills Partners, L.L.C., a Delaware limited liability company and its members, John Ellis, George Jarkesy and David Strawn, as a “Group”, within the meaning of Section 13(d)(3) of the 34 Act, through there ownership of Sand Hills Partners, L.L.C. possess shared voting and disposition power respecting a total of 20,500,744 shares of the Issuer’s Common Stock.

(c) None of the persons listed in subparagraph (a) of this Item 5 has entered into any transactions in shares of the Issuer’s Common stock within sixty days of the date of this Form 13D.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

John Ellis, George Jarkesy and David Strawn, are members and co-owners of Sand Hills Partners, LLC, which, owns and controls: (i) 89% of SH Celera Capital Corporation, which owns 17,300,744 shares or 80% of the Issuer’s Common Stock and (ii) subject to the security interest held by Mr. David Klausmeyer, described herein below, 100% of the interests of Sand Hills General Partners, a Texas general partnership, which owns and controls 3,200,000 shares or 14.2% of the Issuer’s Common Stock. As a result of its ownership of controlling interests held in both SH Celera Capital Corporation and Sand Hills General Partners, Sand Hills Partners, L.L.C. and its respective members, Messrs. Ellis, Jarkesy and Strawn, as a group, control 20,500,744 or 94% of the Issuer’s shares of the Common Stock. Each of Messrs Ellis, Jarkesy and Strawn possesses an equal ownership, profit and management interest in and to Sand Hills Partners, L.L.C.

The partnership interests Sand Hills Partners, L.L.C. holds in Sand Hills General Partners, a Texas general partnership, which is the owner of 3,200,000 shares of the Issuer’s Common Stock, is subject to a security interest granted to Mr. David Klausmeyer.

Mr. David Klausmeyer, in connection with the sale of his interest in Sand Hills General Partners, received the promissory note of Sand Hills Partners, L.L.C in the principal amount of $1,500,000 (the "Promissory Note") that is secured by a pledge of 100% of Sand Hills Partners, L.L.C.'s interest in and to Sand Hills General Partners, which owns a total of 3,200,000 post-split shares or 14.2% of the Issuer’s 21,625,930 post-split issued and outstanding shares of Common Stock. Such Note is further secured by a guaranty and pledge of such shares owned by Sand Hills General Partners. See the 8-K Current Report dated February 28, 2006 filed by the Issuer, which is incorporated herein by this reference. See Part III, Item 13. In the event of a default in the payment of this Promissory Note to Mr. Klausmeyer, a change in control of the Issuer could occur.

Mr. George Jarkesy, a Member of Sand Hills Partners, L.L.C, serves as a member of the Board of Directors, and as the Chairman and Chief Executive Officer of the Issuer, through which he may exert direct influence and control over the affairs of the Issuer.

Mr. Ellis and Mr. Strawn, each Members of Sand Hills Partners, LLC serve as members of the Board of Directors of SH Celera Capital Corporation. In addition, Mr. Ellis serves as its Chairman and Mr. Strawn serves as its Chief Executive Officer and legal counsel. Mr. Jarkesy, also a Member of Sand Hills Partners, LLC, serves as the President and Chief Operating Officer of SH Celera Capital Corporation. SH Celera Capital Corporation owns 17,300,744 shares or 80% of the Issuer’s issued and outstanding Common Stock.

Except as provided herein above there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Issuer, Sand Hills Partners, LLC nor any of its Members.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Each of the following Exhibits were attached as Exhibits to the August 16, 2006 Form 8-K and are incorporated herein by reference. See Item 9.01 of the August 16, 2006 Form 8-K.

Ex.	Document
2.1
Reorganization Plan and Agreement
Schedule A List of SH Celera Subsidiaries
Schedule B List of SH Celera Assets
Schedule C List of SH Celera permits, trademarks etc.
Schedule D List of SH Celera Material Contracts
Schedule E List of SH Celera Equipment
Schedule F SH Celera Exceptions to Title
Schedule G SH Celera list of insurance
Schedule H List of SH Celera management and staff
Schedule I List of SH Celera Litigation
Schedule J SH Celera List of Exceptions to representations
Schedule K G/O Subsidiaries
Schedule L G/O 34 Act Registration Materials

Exhibit A SH Celera Financial Statements
Exhibit B SH Celera Investment Letter-G/O Shares
Exhibit C SH Celera Investment Letter-Waterbury Shares
Exhibit D Facilities Administration and Operating Services Agreement See Exhibit 10.1
Exhibit E Mutual Undertaking Agreement. See Exhibit 10.2
Exhibit F Agreement to Assume Debt and Release, Waiver and Novation. See Exhibit 10.3
Exhibit G-Assignment, Assumption and Confirmation Agreements See Exhibits 10.4(a) and 10.4(b)

3.1	Amended and Restated Articles of Incorporation

4.1	Mutual Undertaking Agreement

10.1	Facilities Administrative and Operating Services Agreement
10.2	Mutual Undertaking Agreement
10.3	Agreement to Assume Debt and Release, Waiver and Novation
10.4(a)	Assignment Assumption and Confirmation Agreement
10.4(b)	Assignment Assumption and Confirmation Agreement
10.5	Form of Indemnification Agreement

14	SH Celera Capital Corporation Code of Ethics

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/06/06

Sand Hills Partners, LLC, a
Delaware limited liability company

/s/ George Jarkesy
George Jarkesy
Managing Member

/s/ John Ellis
John Ellis, Member

/s/ George Jarkesy
George Jarkesy, Member

/s/ David Strawn
David Strawn, Member

Schedule A

Members of Sand Hills Partners, LLC

(a) Set forth below are the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any other organization in which such employment is conducted, of each Member of Sand Hills Partners, LLC.:

Name and Address(1)(2)	Principal Occupation or Employment
John Ellis (1)(2)	Member of Board of Directors and Chairman, SH Celera Capital Corporation
David Strawn (1)(2)	Member of Board of Directors and Chief Executive Officer of SH Celera Capital Corporation
George Jarkesy (1)(2)	President and Chief Operating Officer of SH Celera Capital Corporation and member of Board of Directors, Chairman and Chief Executive Officer of the Issuer
(1) The business address for each individual set forth above is 14360 Sylvanfield Rd., Houston, Texas 77014.

(2) Each of the foregoing individuals is a citizen of the United States of America

Biographical Information

Name	Background Information
John Ellis

Mr. Ellis serves as both chairman and a member of SH Celera’s board of directors. Over the course of the last three years, Mr. Ellis has helped a number of promising companies secure financing, including Adam Aircraft (www.adamair.com), Vectrix (www.vectrixusa.com), HR Smart (www.hrsmart.com) and Forster Drilling Corporation. Prior to working in the financial advisory services arena, Mr. Ellis was a columnist for Fast Company Magazine, Inside Magazine and the op-ed page of The Boston Globe. His work for Fast Company was twice nominated for a National Magazine Award. His work at the Boston Globe was nominated for the Pulitzer Prize for commentary in 1999. From 2002-2004, Mr. Ellis was a Senior Fellow at the Combating Terrorism Center at West Point and lectured extensively on the threat of chemical, biological and EMP warfare. His essay on chemical and biological warfare was published by the West Point CTC in 2003 and has since been republished and widely circulated in academic and military circles. In January 2005, President George W. Bush awarded Mr. Ellis the Department of Defense’s Outstanding Civilian Service Award -- the US military’s highest civilian honor - for his work at West Point and for the US Army. Throughout the 1990s, Mr. Ellis maintained an active consulting practice, focusing on media and financial services. A graduate of Yale University, and a former Appleman Fellow at Harvard University, Mr. Ellis lives in Westchester County, New York with his wife Susan, a senior executive at the Omnicom Group of Companies, and their two children.

David Strawn
Mr. Strawn serves as a member of SH Celera’s board of directors and as its chief executive officer, secretary and chief legal counsel. Mr. Strawn has, over the past 26 years, engaged principally in the practice of securities law including representing registered broker dealers, venture capital investors, public reporting companies, issuers in private and IPO transactions, private and public companies in acquisition transactions, foreign broker-dealers and has participated in the development of an online trading system providing both order execution in trading securities and an online investment banking platform. In addition, Mr. Strawn, over these years, has participated in the strategic planning and development of start-up companies engaged in numerous business activities, including: healthcare, biosciences, financial services, telecommunication and transportation. Mr. Strawn graduated from Portland State University, summa cum laude, with a degree in finance in 1977 and from the University of Arizona-Arizona School of Law, with honors, with a Juris Doctorate degree in 1980.

George Jarkesy

Mr. Jarkesy serves as a member of the Issuer’s Board of Directors and as its Chief Executive Officer and as SH Celera’s President and Chief Operating Officer. Mr. Jarkesy started his career in the financial industry with Josephthal Lyon and Ross, a New York Stock Exchange member. Mr. Jarkesy has founded and built companies engaged in financial consulting, real estate investments, real estate management, employee leasing, light steel manufacturing, livestock management and biotechnology. Mr. Jarkesy individually and through one of his companies’ has successfully invested in three public biotechnology companies and was a co-founder of PharmaFrontiers Corporation. Also Mr. Jarkesy has had successful investments in VOIP, Internet Security, and Gaming. Mr. Jarkesy expanded his investments in 1999 to China and has had minor successes on other international investments. Jarkesy & Company has been an active participating member of National Investment Bankers Association since 1996. Mr. Jarkesy has provided consulting to numerous venture capital firms and to investment banking departments of small to medium sized securities broker-dealers. Mr. Jarkesy is the vice president of the board for the Society of St. Vincent DePaul in the Galveston-Houston Diocese of the Catholic Church and is also on the Board of the Jarkesy Foundation, Inc.

Schedule B

Then number and percentage of shares of the Issuer’s Common Stock beneficially owned by Sand Hills Partners, LLC and each of its Members

(a) The following table sets forth certain information as of September 5, 2006, regarding beneficial ownership of the shares of the Issuer’s Common Stock, following the completion of the Reorganization Transaction (including the 1 for 2 reverse split) by Sand Hills Partners, LLC, and each of its Members. The information presented is based upon 21,625,930 shares of the Issuer’s Common Stock being issued and outstanding on such date.

Name and Address of Beneficial Owner (1)	Position	Amount of Beneficial owner	Percent of Class owned
SH Celera Capital Corporation 14360 Sylvanfield Rd. Houston, Texas 77014	Stockholder (2)(4)	17,300,744	80%
Sand Hills General Partners, LLC 14360 Sylvanfield Rd. Houston, Texas 77014	Stockholder (2)(3)(4)	3,200,000	14.2%
Sand Hills Partners, L.L.C. 14360 Sylvanfield Rd. Houston, Texas 77014	Stockholder (2)(3)(4)	20,500,744	94.2%
John Ellis 14360 Sylvanfield Rd. Houston, Texas 77014	Sand Hills Partners, LLC Member (2)(3)(4) Director and Chairman of SH Celera Capital Corporation	20,500,744	94.2%
George Jarkesy 14360 Sylvanfield Rd. Houston, Texas 77014	Sand Hills Partners, LLC Member (2)(3)(4)(5) Director, Chairman and Chief Executive Office President and Chief Operating Officer SH Celera Capital Corporation	20,500,744	94.2%
David Strawn 2225 Barham Dr. Suite B Escondido, California 92029 (1)(2)(4)	Sand Hills Partners, LLC Member, (2)(3)(4) Director and Chief Executive Officer of SH Celera	20,500,744	94.2%

(1) except as set forth in the table above, and the footnotes that follow, neither Sand Hills Partners, LLC nor any of its Members, as disclosed in Item 2, owns or controls any shares of the Issuer’s Common Stock.

(2) Sand Hills Partners, L.L.C., a Delaware limited liability company, which is owned and managed equally by its members Messrs. Ellis, Jarkesy and Strawn, is the owner of: (i) 100% of the partnership interests of Sand Hills General Partners, a Texas General Partnership, subject to the security interest held be Mr. David Klausmeyer described in footnote 2 herein below, which owns 3,200,000 shares or 14.2% of the Issuer’s outstanding Common Stock and (ii) 89% of the voting shares of SH Celera Capital Corporation, a Maryland corporation, which owns 17,300,744 shares or 80% of the Issuer’s Common Stock. Consequently, Sand Hills Partners, L.L.C. and its Members, Messrs. Ellis, Jarkesy and Strawn, acting as a “Group”, within the meaning of Section 13(d)(3) of the 34 Act, through there ownership of Sand Hills Partners, L.L.C. possess shared voting and disposition power respecting a total of 20,500,744 shares of the Issuer’s Common Stock.

(3) David M. Klausmeyer is a former partner of Sand Hills General Partners who has, as security for a $1,500,000 Promissory Note of Sand Hill Partners LLC, all of the 3,200,000 post-split shares of the Issuer’s Common Stock that is owned by Sand Hills General Partners.

(4) Sand Hills Partners, LLC through its 89% voting interest in SH Celera Capital Corporation, and its 100% ownership interest in Sand Hills General Partners (subject to the security interest held by David Klausmeyer) Sand Hills Partners, L.L.C. and its Members, Messrs. Ellis, Jarkesy and Strawn, acting as a “Group”, within the meaning of Section 13(d)(3) of the 34 Act, through there ownership of Sand Hills Partners, L.L.C. possess shared voting and disposition power respecting a total of 20,500,744 shares of the Issuer’s Common Stock.

Mr. David Klausmeyer, in connection with the sale of his interest in Sand Hills General Partners, received the promissory note of Sand Hills Partners, LLC in the principal amount of $1,500,000 (the “Promissory Note”) that is secured by a pledge of 100% of Sand Hills Partners, L.L.C.’s interest in and to Sand Hills General Partners, which owns a total of 3,200,000 post-split shares or 14.2% of the Issuer’s 21,625,930 post-split issued and outstanding shares of Common Stock. Such Note is further secured by a guaranty and pledge of such shares owned by Sand Hills General Partners. See the Issuer’s 8-K Current Report dated February 28, 2006, which is incorporated herein by this reference. See Part III, Item 13. In the event of a default in the payment of this Promissory Note to Mr. Klausmeyer, a change in control of the Issuer could occur. See Part III, Item 11.

(5) in addition to the shares beneficially owned by Mr. Jarkesy, as a result of his ownership of a membership interest in Sand Hills Partners, LLC, Mr. Jarkesy owns 37,500 shares of the Issuer’s common stock personally, over which he holds direct and sole investment and disposition control.